UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Shopify Inc.
(Exact name of registrant as specified in its charter)

Canada	001-37400	30-0830605
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

150 Elgin Street, 8th Floor Ottawa, Ontario, Canada, K2P 1L4
(Address of principal executive offices) (Zip Code)

Joseph A. Frasca, Chief Legal Officer and Corporate Secretary
Tel: 613-241-2828
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Shopify Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, and Form SD (the “Rule”) for the reporting period January 1, 2018 to December 31, 2018.

The Rule relates to the disclosure of information relating to “conflict minerals,” which are defined in the Rule as gold, columbite-tantalite (coltan), cassiterite and wolframite, and their derivatives of tantalum, tin and tungsten.

The Rule applies to those public companies which manufacture or contract to manufacture products in which any of the conflict minerals are necessary to the product’s functionality or production. The Company’s primary hardware product is its Chip & Swipe Reader (the “Covered Product”), which is manufactured by third parties.

As required by the Rule, the Company undertook an analysis of the Covered Product and determined that the Covered Product contains one or more conflict minerals, which are necessary to the Covered Products’ functionality or production. Accordingly, as required by the Rule, the Company conducted a reasonable country of origin inquiry regarding those conflict minerals, which was designed to determine whether any of those conflict minerals originated in the Democratic Republic of the Congo or an adjoining country as defined in the Rule (a “Covered Country”) or are from recycled or scrap sources, as defined in the Rule. To this end, the Company reached out to the third-party manufacturer of the Covered Product explaining the requirements of the Rule and its applicability to the Company and seeking the certification of the third-party manufacturer that the conflict minerals in the Covered Product did not originate in a Covered Country. The third-party manufacturer identified each of its suppliers of the material containing a conflict mineral and reached out to those suppliers seeking the same certification. In support of such certifications, the Company requested and was provided with the third-party manufacturer’s and each supplier’s basis for providing the certification.

Based on its reasonable country of origin inquiry, the Company concluded that it has no reason to believe that those conflict minerals may have originated in a Covered Country.

This information is publicly available on the Company’s website at https://investors.shopify.com/Home/default.aspx. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD.

Item 1.02 Exhibit

None

Section 2 - Exhibits

Item 2.01 Exhibits

None

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SHOPIFY INC.

By:     /s/ Joseph A. Frasca                        May 30, 2019
Joseph A. Frasca
Chief Legal Officer and Corporate Secretary